Exhibit 99.5

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S  R E L E A S E

March 15, 2011

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 56,561,274

Mandate for Tax Equity Executed with Rabobank

Western Wind Energy Corp. (“Western Wind”) is pleased to announce that it has engaged Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A, “Rabobank Nederland”, New York Branch (“Rabobank”) and Rabo Securities USA, Inc. (“RSI”) as its exclusive financial advisor to raise tax equity financing, including grant financing in lieu of tax equity financing, that can be monetized as a result of various acts and statues within the American Recovery and Re-investment Act (ARRA) of 2009.

The Mandate covers the Windstar 120 Megawatt wind project currently in construction in California, and the Yabucoa 30 Megawatt Solar project located in Municipality of Yabucoa, Commonwealth of Puerto Rico.

Mr. Ciachurski, President of Western Wind states, “We are proud to be working with a world class banking group of the caliber of Rabobank. Rabobank has the industry leadership, track record and expertise to act as an advisor and placement agent for projects of this magnitude and importance.”

About Rabobank

Rabobank Group (Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.) is a global financial services leader providing wholesale and retail banking, asset and investment management, leasing and real estate services in its home market of the Netherlands and internationally. Founded over a century ago, Rabobank today is one of the largest banks in the world, with more than $850 billion in assets and operations in over 40 countries. Rabobank is the only private bank in the world with a triple AAA credit rating from both Standard & Poor’s and Moody’s.

About Western Wind Energy Corp.

Western Wind is a mid-tier vertically integrated renewable energy production company that currently has by way of 100% direct ownership, over 500 wind turbines and 165 MW of net rated capacity in production or in construction, and a further 311 MW of priority expansion development assets in the States of California, Arizona and the Commonwealth of Puerto Rico. In addition the company has a 1,300 MW California Development Initiative.

Western Wind is in the business of owning and acquiring land sites, generation assets and technology for the production of electricity from wind and solar energy. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“Signed”

Jeffrey J. Ciachurski
Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s intended use of proceeds from the Offering. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the Company’s ability to profitably utilize the lands as planned and the other factors discussed in the Company’s annual

“Western Wind Energy Corp. was recognized as a TSX Venture 50® company in 2010. TSX Venture 50 is a trade-mark of TSX Inc. and is used”

report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.

“Western Wind Energy Corp. was recognized as a TSX Venture 50® company in 2010. TSX Venture 50 is a trade-mark of TSX Inc. and is used”